United States
                       Securities and Exchange Commission

                                   Form 12b-25
                                                             SEC File No. 0-6529
                                                            CUSIP No. 258570 209

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB; [ ] Form 20-F;
             [ ] Form 11-K; [ ] Form 10-Q and Form 10-QSB; [ ] Form N-SAR

              For Period Ended: August 31, 2002

              [ ] Transition report on Form 10-K
              [ ] Transition Report on Form 20-F
              [ ] Transition Report on Form 11-K
              [ ] Transition Report on Form 10-Q
              [ ] Transition Report on Form N-SAR
              For the Transition Period Ended: ___________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

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PART I: - REGISTRANT INFORMATION

                           Double Eagle Petroleum Co.
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Full Name of Registrant
                                       N/A
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Former Name if Applicable

                        777 Overland Trail (P.O. Box 766)
                              Casper, Wyoming 82602
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Address of Principal Executive Office (Street and Number)
City, State and Zip Code

PART II - RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the
 [X] prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the 5th calendar day after the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Because the Registrant believes that its reserve report as of August 31, 2002 did not properly reflect its reserves at its newly developed Cow Creek field, the Registrant is obtaining a second reserve report for its interests in that field and, as a result, the Registrant's Annual Report on Form 10-KSB regarding the fiscal year ended August 31, 2002 could not be timely filed without unreasonable effort or expense. Results of both reserve reports will be disclosed in the Form 10-KSB. During the year ended August 31, 2002, four wells were completed in the Cow Creek field and an additional four wells have been drilled subsequent to year-end. Because the production from these wells is at the initial stage, production occurring after the Company's August 31, 2002 year-end is being analyzed to determine the amount of proved developed producing and non-producing reserves at year-end.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

Stephen H. Hollis              (307)                    237-9330
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  (Name)                    (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports(s) been filed? If answer is no, identity report(s)

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No  (See explanation below)

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           DOUBLE EAGLE PETROLEUM CO.
                           --------------------------
                   Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: November 29, 2002                        By: /s/ Stephen H. Hollis
-----------------------                        -------------------------
                                               Stephen H. Hollis
                                               Chief Executive Officer

Explanatory information for Part IV, Question (3)
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The Company is expecting a net loss from operations for the year ended August
31, 2002 as a result of non-cash items related to impairments to certain of its properties and increased depletion, depreciation and amortization expenses related to increased production. Because the Company has not yet received the second reserve report described above in Part III concerning its interests in the Cow Creek field, the exact amount of the net loss from operations is not yet known. Subject to changes based on the results of the second reserve report, it is anticipated that the net loss will be approximately $2.6 million for the year ended August 31, 2002 compared with net income of $251,294 for the year ended August 31, 2001. The Company had positive cash flow from operations of $103,000 for the year ended August 31, 2002 and the net loss from operations results from non-cash items (impairments and depreciation, depletion and amortization expenses). The Company expects to recognize impairments of $1,890,000 on the South Sand Draw, Graham and Madden fields for 2002. In addition, as a result of increasing its natural gas production by approximately 100% and increasing its oil production by approximately 10% in fiscal 2002 compared to fiscal 2001, the Company's depreciation, depletion and amortization expense increased by approximately 100%. While natural gas production increased by approximately 100%, the decline in gas prices during the year ended August 31, 2002 resulted in a 12% decrease in oil and gas revenues to $2,256,000 for 2002 compared to $2,568,000 for 2001. The increase in production led to an increase in production costs to $877,000 in 2002 compared to $764,000 in 2001. In addition, general and administrative expenses increased to $920,000 in 2002 compared to $764,000 in 2001, primarily as a result of additional personnel costs associated with the development of the Cow Creek field.